Exhibit 99.1

AZI Regains Compliance with Nasdaq Minimum Market Value Requirement

BEIJING, China, April 14, 2025 — Autozi Internet Technology (Global) Ltd. (Nasdaq: AZI) (“Autozi” or the “Company”), an automotive products and services company in China, today announced that the Company had received a notification letter (“Compliance Notice”) from the Nasdaq Stock Market LLC (“Nasdaq”), dated April 9, 2025, indicating that the Company has regained compliance with the minimum market value of listed securities (“MVLS”) of $50,000,000 set forth in the Nasdaq Listing Rule 5450(b)(2)(A) (the “Rule”).

As previously announced, the Company was notified by Nasdaq on March 25, 2025 that the Company was not in compliance with the minimum market value of listed securities (“MVLS”) of $50,000,000 for a period of 30 consecutive business days. To regain compliance with the Rule, the Company’s MVLS was required to maintain at $50,000,000 or more for a minimum of ten consecutive business days.

On April 9, 2025, Nasdaq confirmed in the Compliance Notice that for the last ten consecutive business days, from March 25 through April 8, 2025, the Company’s MVLS has been $50,000,000 or greater. Accordingly, the Company has regained compliance with the Rule, and the matter is now closed.

About Autozi

Autozi Internet Technology (Global) Ltd. is a leading, fast-growing provider of lifecycle automotive services in China. Founded in 2010, Autozi offers a comprehensive range of high-quality, affordable, and professional automotive products and services through both online and offline channels across the country. Leveraging its advanced online supply chain cloud platform and SaaS solutions, Autozi has built a dynamic ecosystem that connects key participants across the automotive industry. This interconnected network enables more efficient collaboration and streamlined processes throughout the entire supply chain, positioning Autozi as a key driver of innovation and growth in the automotive services sector.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995, including but not limited to statements related to Autozi’s cash position, financial resources and potential for future growth, market acceptance and penetration of new or planned product offerings, and future recurring revenues and results of operations. These forward-looking statements can be identified by terminology such as “aim,” “anticipate,” “believe,” “estimate,” “expect,” “hope,” “going forward,” “intend,” “ought to,” “plan,” “project,” “potential,” “seek,” “may,” “might,” “can,” “could,” “will,” “would,” “shall,” “should,” “is likely to” and the negative form of these words and other similar expressions. Among other things, statements that are not historical facts, including statements about the Company’s beliefs and expectations are or contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. All information provided in this press release is as of the date of this press release and is based on assumptions that the Company believes to be reasonable as of this date, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contact Information

The Blueshirt Group

Jack Wang

Email: Jack@blueshirtgroup.co